Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

FIRST COMMONWEALTH FINANCIAL CORPORATION

and

LAUREL CAPITAL GROUP, INC.

Dated as of April 27, 2006

TABLE OF CONTENTS

ARTICLE 1 BASIC TRANSACTION		2
1.1	Merger	2
1.2	Effective Time	2
1.3	Conversion of Company Common Stock	2
1.4	Company Treasury Stock; Shares owned by Purchaser	3
1.5	Purchaser Common Stock	3
1.6	Fractional Shares	3
1.7	Anti-Dilution	3
1.8	Company Options	3
1.9	Election and Exchange Procedures	4
1.10	Withholding Rights	8
1.11	Dissenting Shares	8
1.12	Closing	9

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF PURCHASER		9
2.1	Organization	9
2.2	Capitalization	10
2.3	Authority; No Violation	10
2.4	Approvals, Consents and Filings	11
2.5	Financial Statements; Reports; Books and Records	12
2.6	Absence of Changes	13
2.7	Brokers, Finders and Financial Advisors	13
2.8	Information to be Supplied	13
2.9	Undisclosed Liabilities	13
2.10	Representations and Warranties	14

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14
3.1	Organization	14
3.2	Capitalization, Subsidiaries and Affiliates	15
3.3	Authority; No Violation	16
3.4	Approvals, Consents and Filings	17
3.5	Financial Statements; Reports; Books and Records	17
3.6	Undisclosed Liabilities	19
3.7	Tax Matters	19
3.8	Certain Contracts	20
3.9	Litigation and Proceedings	21
3.10	Tangible Properties	21
3.11	Intellectual Property	22
3.12	Insurance	23
3.13	Compliance with Applicable Laws	23
3.14	Absence of Changes; Operation in the Ordinary Course	24
3.15	Employee Benefit Plans	24
3.16	Employee Matters	26
3.17	Brokers, Finders and Financial Advisors; Fairness Opinion	26
3.18	Environmental Matters	27

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3.19	Loans; Allowance for Loan Losses	27
3.20	Information to be Supplied	28
3.21	Related Party Transactions	28
3.22	Representations and Warranties	28

ARTICLE 4 COVENANTS RELATING TO CONDUCT OF BUSINESS		28
4.1	Covenants of the Company	28
4.2	Covenants of Purchaser	31

ARTICLE 5 ADDITIONAL COVENANTS		31
5.1	Regulatory Approvals	31
5.2	Registration Statement	32
5.3	Shareholders’ Meeting	32
5.4	Acquisition Proposals	33
5.5	Employees and Employee Benefits	34
5.6	Access	36
5.7	Subsequent Interim and Annual Financial Statements	36
5.8	NYSE	37
5.9	Accruals and Reserves	37
5.10	Affiliate Agreements	37
5.11	Coordination of Dividends	37
5.12	Section 16 Matters	37
5.13	Company Directors	38
5.14	Authorization and Execution of Bank Merger Agreement	38
5.15	Reasonable Efforts to Close	38
5.16	Indemnification	38
5.17	Insurance	39

ARTICLE 6 CONDITIONS TO CLOSING		39
6.1	Conditions to the Obligations of the Company	39
6.2	Conditions to the Obligations of Purchaser	40
6.3	Conditions to Obligations of All Parties	42

ARTICLE 7 TERMINATION		43
7.1	Termination	43
7.2	Effect of Termination	44
7.3	Termination Fee	44

ARTICLE 8 MISCELLANEOUS		44
8.1	Survival	44
8.2	Notices	45
8.3	Jurisdiction; Venue	45
8.4	Amendments and Supplements	46
8.5	Governing Law	46
8.6	Entire Agreement, Assignability, Etc.	46
8.7	Exclusivity of Representations	46
8.8	Counterparts	46
8.9	Publicity	46
8.10	Headings; Terms	47

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8.11	Severability	47
8.12	Waivers	47
8.13	Payment of Expenses	47
8.14	Construction	47
8.15	Remedies Cumulative	47

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Affiliate Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into this 27th day of April, 2006, by and between First Commonwealth Financial Corporation, a Pennsylvania corporation (“Purchaser”), and Laurel Capital Group Inc., a Pennsylvania corporation (the “Company”).

Recitals

A.            The respective Boards of Directors of Purchaser and the Company have determined that the merger of the Company with and into Purchaser (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective shareholders, and have approved and adopted this Agreement and the Merger, pursuant to which each outstanding share of the common stock, $0.01 par value, of the Company (“Company Common Stock”), will be converted, at the election of each Company shareholder, into cash or shares of the common stock, $1.00 par value, of Purchaser (“Purchaser Common Stock”).  Purchaser will be the surviving corporation (the “Surviving Corporation”) following the Merger.

B.            Immediately after the Effective Time, Purchaser will cause Laurel Savings Bank, a Pennsylvania-chartered stock savings bank and wholly owned subsidiary of the Company (“Laurel Savings”), to be merged (the “Bank Merger”) with and into First Commonwealth Bank, a Pennsylvania-chartered commercial bank and wholly owned subsidiary of Purchaser (“FCB”), pursuant to a merger agreement that will be entered into between FCB and Laurel Savings following the execution of this Agreement (the “Bank Merger Agreement”).  FCB will be the surviving bank following the Bank Merger.

C.            The Boards of Directors of Purchaser and the Company have approved this Agreement and the Merger in accordance with Pennsylvania law.

D.            Under Pennsylvania law, the Merger must be approved by the shareholders of the Company. The Board of Directors of the Company has agreed to recommend, subject to certain exceptions, that the shareholders of the Company approve this Agreement and the Merger and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

E.             Concurrently with the execution and delivery of this Agreement, and as an inducement to Purchaser’s willingness to enter into this Agreement, each director and executive officer of the Company has entered into an agreement with Purchaser in the form attached as Exhibit B pursuant to which, among other things, he or she agrees to vote in favor of approval of the transactions contemplated by this Agreement at the Special Meeting.

F.             The parties intend that that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Agreement

In consideration of the premises and the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, intending to be legally bound, as follows (each capitalized term used in this Agreement will have the meaning assigned to such term in Exhibit A):

ARTICLE 1

BASIC TRANSACTION

1.1          Merger.   At the Effective Time, the Company will be merged with and into Purchaser, pursuant to the terms and conditions set forth in this Agreement and pursuant to the Pennsylvania Business Corporation Law (“PBCL”). Upon consummation of the Merger, the separate corporate existence of the Company will cease and Purchaser will continue as the Surviving Corporation.  The Articles of Incorporation and Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Corporation. The effects of the Merger will be as provided in Section 1929 of the PBCL.

1.2          Effective Time.  As soon as practicable after each of the conditions set forth in Article 6 of this Agreement has been satisfied or waived, Purchaser and the Company will file Articles of Merger with the Department of State of the Commonwealth of Pennsylvania in the form required by and executed in accordance with the applicable provisions of the PBCL.  The Merger will become effective upon filing the Articles of Merger with the Pennsylvania Department of State, or at such later time as Purchaser and the Company may mutually agree as specified in the Articles of Merger (the “Effective Time”).

1.3          Conversion of Company Common Stock.   At the Effective Time:

(a)           Subject to the allocation and proration procedures set forth in Section 1.9, and except as provided in Section 1.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from Purchaser, at the election of the holder pursuant to Section 1.9, either:

(i)            cash in an amount equal to $28.25 per share (the “Per Share Cash Consideration”);

(ii)           a number of shares of Purchaser Common Stock equal to the Exchange Ratio; or

(iii)          a combination thereof.

(b)           The holders of certificates representing shares of Company Common Stock will cease to have any rights as shareholders of the Company, and each certificate representing shares of Company Common Stock will represent for all purposes only the right to receive the amount and type of consideration into which the shares of Company Common Stock represented thereby have been converted in the Merger.

(c)           The stock transfer books of the Company will be closed and no transfer of shares of Company Common Stock will be made thereafter.

1.4          Company Treasury Stock; Shares owned by Purchaser.   Notwithstanding any other provision of this Agreement, any shares of Company Common Stock issued immediately prior to the Effective Time which are then owned beneficially or of record (a) by the Company or any Company Subsidiary or (b) by Purchaser or any Purchaser Subsidiary, in each case, other than shares held in an agency or fiduciary capacity or as a result of debts previously contracted, will, by virtue of the Merger, be canceled at the Effective Time without payment of any consideration therefor and without any conversion thereof.

1.5          Purchaser Common Stock.    The shares of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time will, on and after the Effective Time, remain issued and outstanding as the same number of shares of Purchaser Common Stock.

1.6          Fractional Shares.  Notwithstanding any other provision of this Agreement, no fractional shares of Purchaser Common Stock, and no certificates, scrip or other evidence of ownership of fractional shares of Purchaser Common Stock, will be issued in the Merger.  In lieu of fractional shares, Purchaser will pay to each Company Shareholder who would otherwise be entitled to a fractional share an amount of cash determined by multiplying such fraction by the Per Share Cash Consideration.

1.7          Anti-Dilution.  If Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding prior to the Effective Time pursuant to a stock split, stock dividend, reorganization or recapitalization with respect to the outstanding Purchaser Common Stock and the effective date of such change will be prior to the Effective Time, then, for purposes of computing the Average Closing Price and the Exchange Ratio, the closing prices of the Purchaser Common Stock for all trading days prior to the effective date of such stock split, stock dividend or recapitalization will be proportionately adjusted.

1.8          Company Options.  Immediately prior to the Effective Time, each unexercised option to purchase Company Common Stock granted under a Company Option Plan (a “Company Option”), whether vested or unvested, will be cancelled and each holder of a Company Option will be entitled to receive in exchange for such Company Option cash in an amount equal to the product of (i) the number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time and (ii) the amount, if any, by which the Per Share Cash Consideration exceeds the exercise price per share of such Company Option, less any applicable withholding taxes.  The Company shall make such cash payments to the holders of Company Options prior to or concurrently with the Effective Time.  To the extent that consent from any holder of a Company Option is required under the terms of the applicable Company Option Plan in order to cancel such Company Option in accordance with this Section 1.8, the Company will use its reasonable best efforts to obtain such consent prior to the Effective Time.

1.9          Election and Exchange Procedures.

(a)           Purchaser will designate its transfer agent (or another Person selected by Purchaser and reasonably acceptable to the Company) as its agent (the “Exchange Agent”) for the purpose of conducting the election procedure and the exchange procedure as described in this Section 1.9.  The Company will promptly provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform its obligations as specified in this Section 1.9.

(b)           An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected and risk of loss of Company Common Stock certificates will pass only upon proper delivery of such certificates to the Exchange Agent) in such form as Purchaser may prescribe (the “Election Form”) will be mailed at least 25 days prior to the date of the Special Meeting or on such other date as the Company and Purchaser may mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the mailing date (the “Election Form Record Date”).  Purchaser will thereafter make available one or more copies of the Election Form as may be reasonably requested from time to time by all Persons who become Company Shareholders after the Election Form Record Date and prior to the Election Deadline (as defined below).

(c)           The Election Form will permit each Company Shareholder (or beneficial owner through appropriate and customary documentation and instructions) to elect to receive either (i) shares of Purchaser Common Stock with respect to all of such holder’s shares of Company Common Stock, (ii) cash with respect to all of such holder’s shares of Company Common Stock, or (iii) shares of Purchaser Common Stock in exchange for a specified number of shares of Company Common Stock and cash in exchange for a specified number of shares of Company Common Stock.  Shares of Company Common Stock with respect to which a Company Shareholder elects to receive Purchaser Common Stock are referred to as “Stock Election Shares.”  Shares of Company Common Stock with respect to which a Company Shareholder elects to receive cash are referred to as “Cash Election Shares.”  Any shares of Company Common Stock (other than shares which are cancelled without payment pursuant to Section 1.4 and Dissenting Shares which are dealt with in Section 1.11) (i) with respect to which the holder either fails to make an effective election to receive shares of Purchaser Common Stock or cash or revokes an effective election prior to the Effective Time or (ii) with respect to which a Company Shareholder exercises his or her rights to appraisal under the PBCL prior to the date of the Special Meeting and, as of such date, has failed to perfect or effectively withdrawn or lost such rights are referred to as “No-Election Shares.”  Nominee record holders who hold Company Common Stock on behalf of multiple beneficial owners will indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.

(d)           Any election by a Company Shareholder to receive Purchaser Common Stock, cash or a combination thereof will be effective only if the Exchange Agent actually receives a signed and properly completed Election Form by 5:00 p.m., Eastern Time, on the last business day before the date of the Special Meeting (the “Election Deadline”); provided, that if all Regulatory Approvals have not been obtained and all statutory waiting periods related to such Regulatory Approves have not expired prior to such date, Purchaser will extend the Election Deadline until the third business day following the receipt of the final Regulatory Approval and the expiration of all statutory waiting periods related to such Regulatory Approvals required to consummate the transactions contemplated by this Agreement.  If the Election Deadline is so extended, Purchaser will promptly issue a press release advising the Company Shareholders of the extension and, upon receipt of the final Regulatory Approval, will issue a press release advising the Company Shareholders of the revised Election Deadline.  An Election Form will be properly completed only if all information called for by the Election Form is provided and (i) in the case of shares that are represented by certificates, only if accompanied by a certificate or certificates representing all shares of Company Common Stock covered thereby, and (ii) in the case of shares that are held in book-entry form (“Book-Entry Shares”), only upon compliance with the book-entry delivery procedures reasonably established by Purchaser and the Exchange Agent, in each case, subject to the provisions of subsection (h) of this Section 1.9.  Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. All elections will be revoked automatically if the Exchange Agent is notified in writing by Purchaser and the Company that this Agreement has been terminated and, in that event, the Exchange Agent will promptly return all Company Common Stock certificates and Book-Entry Shares received by it to the appropriate Company Shareholders.  The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(e)           Within five business days after the Election Deadline (unless the Effective Time has not occurred, in which case, within five business days after the Effective Time), the Exchange Agent will effect the allocation among Company Shareholders of rights to receive Purchaser Common Stock or cash in the Merger as follows:

(i)            If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(A)          No-Election Shares will be deemed to be Cash Election Shares to the extent necessary to cause the total number of Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares in order to accomplish that result, then the Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of No-Election Shares to be converted into Cash Election Shares to cause the total number of Cash Election Shares after such conversion multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration, and all remaining No-Election Shares will be treated as Stock Election Shares.

(B)           If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares multiplied by the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Stock Election

Shares to be converted into Cash Election Shares to cause the total number of Cash Election Shares after such conversion times the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

Notwithstanding the foregoing, if the number of Cash Election Shares multiplied by the Per Share Cash Consideration is less than the Aggregate Cash Consideration, Purchaser may, in its sole discretion, elect to reduce the Aggregate Cash Consideration to an amount not less than the product of the Cash Election Shares multiplied by the Per Share Cash Consideration and apply the foregoing allocation procedure (if necessary) using the Aggregate Cash Consideration as so reduced.

(ii)           If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A)          All No-Election Shares will be deemed to be Stock Election Shares.

(B)           The Exchange Agent will select by a pro rata selection process (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Cash Election Shares to be converted into Stock Election Shares to cause the number of remaining Cash Election Shares multiplied by the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

(f)            Following and giving effect to any reallocation under subsection (e) of this Section 1.9, effective as of the Effective Time, all Stock Election Shares and all No-Election Shares will be converted into the right to receive Purchaser Common Stock as provided in Section 1.3(a)(ii) and all Cash Election Shares will be converted into the right to receive cash as provided in Section 1.3(a)(i).

(g)           At or prior to the Effective Time, Purchaser will authorize the Exchange Agent to issue the number of shares of Purchaser Common Stock issuable in the Merger and will deliver to the Exchange Agent the amount of cash payable in the Merger.  All such shares will be deemed to have been issued as of the Effective Time.  The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to such shares; except that the Exchange Agent shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(h)           After the Effective Time, each holder of an outstanding certificate or certificates that previously represented shares of Company Common Stock who surrenders the certificate or certificates to the Exchange Agent with a properly completed letter of transmittal, and each Company Shareholder holding Book-Entry Shares who has complied with the book-entry delivery procedures established by Purchaser and the Exchange Agent will, upon acceptance of those certificates or Book-Entry Shares by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Purchaser Common Stock and the amount of cash into which the aggregate number of shares of Company Common Stock surrendered or delivered have been converted pursuant to this Agreement and, if such holder’s shares of Company Common Stock have been converted into Purchaser Common Stock, cash in lieu of fractional shares, and any distribution previously paid with respect to Purchaser Common Stock issuable in the Merger for which the record date was on or after the Effective Date, in each case without interest.  Each Company Shareholder who receives shares of Purchaser Common Stock in the Merger will receive a prospectus and enrollment materials for Purchaser’s dividend reinvestment plan together with such Shareholder’s Purchaser Common Stock certificate or certificates.  The Exchange Agent will accept certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange in accordance with customary exchange practices.  Each outstanding certificate that represented Company Common Stock prior to the Effective Time and that is not surrendered to the Exchange Agent in accordance with the procedures provided in this Section 1.9 will be deemed to evidence ownership of the number of shares of Purchaser Common Stock or the right to receive the amount of cash into which such Company Common Stock is converted until the certificate is duly surrendered to the Exchange Agent, but no dividend or other distribution payable in respect of such shares of Purchaser Common Stock shall be paid in respect of such shares until the Company Common Stock certificate has been surrendered.

(i)            The Exchange Agent shall distribute Purchaser Common Stock and cash as provided herein not later than five business days after the Effective Time to the former Company Shareholders who submitted a properly completed letter of transmittal and Company Common Stock certificates prior to the Election Deadline and within a reasonable time after its receipt of a properly completed letter of transmittal and Company Common Stock certificates from other former Company Shareholders.  As soon as reasonably practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a certificate representing shares of Company Common Stock who has not previously surrendered such certificate or certificates with the Election Form appropriate and customary transmittal materials (which will specify that delivery will be effected and risk of loss of Company Common Stock certificates will pass only upon proper delivery of such certificates to the Exchange Agent) and instructions for use in effecting the surrender of the certificates in exchange for payment of the consideration which No-Election Shares are entitled to receive in accordance with the provisions of this Section 1.9.

(j)            If any certificate for Company Common Stock has been lost, stolen or destroyed, the Company Shareholder in whose name that certificate is registered may submit to the Exchange Agent, in lieu of the certificate, an appropriate affidavit of loss and indemnity agreement and/or a bond in such sum as may be reasonably required by the Exchange Agent as indemnity against any claim that may be made against Purchaser or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.  If any certificates evidencing shares of Purchaser Common Stock are to be issued in a name other than that in which the certificate evidencing Company Common Stock surrendered in exchange therefor is registered, the certificate so surrendered must be properly endorsed or accompanied by an executed form of assignment separate from the certificate, with all signatures guaranteed, and otherwise in proper form for transfer, and the person requesting such exchange must pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Purchaser Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(k)           Any portion of the shares of Purchaser Common Stock and cash delivered to the Exchange Agent by Purchaser pursuant to Section 1.9(g) that remains unclaimed by the Company Shareholders for one year (or such later period as Purchaser and the Exchange Agent may agree) after the Effective Time (as well as any proceeds from any distributions on such shares and any investment of any cash held by the Exchange Agent) will be delivered by the Exchange Agent to Purchaser. Any Company Shareholder who has not complied with Section 1.9(h) before the expiration of such period will thereafter look only to Purchaser for the consideration deliverable to such shareholder in the Merger as determined pursuant to this Agreement, without any interest thereon.  If outstanding Company Common Stock certificates or Book-Entry Shares are not surrendered or delivered or the payment for them is not claimed prior to the date on which such shares of Purchaser Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items will, to the extent permitted by abandoned property and any other applicable law, become the property of Purchaser (and to the extent not in its possession will be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement will be liable to any holder of shares of Purchaser Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Purchaser and the Exchange Agent will be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive consideration specified in this Agreement, which books will be conclusive with respect to the identity of such Persons.  In the event of a dispute with respect to ownership of shares of Purchaser Common Stock, Purchaser and the Exchange Agent will be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

1.10        Withholding Rights.  Purchaser (through the Exchange Agent, if applicable) will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Company Shareholder such amounts as Purchaser is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to such payment.  Any amounts so withheld will be treated for all purposes of this Agreement as having been paid to the Company Shareholder in respect of which such deduction and withholding was made.

1.11        Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by Company Shareholders who did not vote in favor of the Merger and who have complied with all of the relevant provisions of Section 1574 of the PBCL (“Dissenting Shares” and “Dissenting Shareholders,” respectively), shall not be converted into the right to receive the consideration provided in Section 1.3, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the PBCL.  The Company shall give Purchaser (a) prompt notice of any demands for appraisal of any shares of Company Common Stock or attempted withdrawals of such demands and any other instruments served pursuant to the PBCL and received by the Company relating to Company Shareholders’ rights of appraisal, and (b) the opportunity to direct, in its reasonable business judgment, all negotiations and proceedings with respect to demands for appraisal under the PBCL.  The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect prior to the Special Meeting or shall have effectively withdrawn or lost the right to dissent at any time prior to the Effective Time, the shares of Company Common Stock held by such Dissenting Shareholder shall thereupon be converted into the right to receive the merger consideration provided in Section 1.3 as if such Dissenting Shares were Stock Election Shares.

1.12        Closing.  Subject to the provisions of Article 6 of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the fifth business day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 6, other than conditions which by their terms are to be satisfied at the Closing, at the principal offices of Purchaser in Indiana, Pennsylvania, or on such other date and at such other location as Purchaser and the Company may mutually agree. At the Closing, the parties will duly execute the Articles of Merger for filing with the Pennsylvania Department of State and promptly take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules and regulations and this Agreement.  The date on which the Closing actually occurs is referred to as the “Closing Date.”  The Bank Merger will be consummated immediately following the Merger.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF PURCHASER

To induce the Company and Laurel Savings to enter into this Agreement, Purchaser represents and warrants as follows:

2.1          Organization.

(a)           Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Purchaser is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (“BHCA”), and engages only in activities (and hold properties only of the types) permitted by the Commonwealth of Pennsylvania and the FRB and the rules and regulations promulgated thereby (including but not limited to the BHCA).  Purchaser (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

(b)           FCB is a Pennsylvania-chartered banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the Pennsylvania Department of Banking (the “PDB”) and the Federal Deposit Insurance Corporation (the “FDIC”) and the rules and regulations promulgated thereby.  FCB (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.  Deposit accounts of FCB are insured by the FDIC to the fullest extent permitted under applicable law and all premiums and assessments required in connection therewith have been paid by FCB.  FCB is “well-capitalized” (as that term is defined in 12 C.F.R. Section 565.4(b)(1)), and FCB’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c)           Each Purchaser Subsidiary (other than FCB) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.  Each Purchaser Subsidiary (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.2          Capitalization.  The authorized capital stock of Purchaser consists of 100,000,000 shares of Purchaser Common Stock, and 3,000,000 shares of preferred stock, par value $1.00 per share.  As of the date of this Agreement, there are (i) 71,978,568 shares of Purchaser Common Stock issued, 70,592,913 shares of Purchaser Common Stock outstanding and 1,385,655 shares of Purchaser Common Stock held in Purchaser’s treasury, (ii) no shares of preferred stock issued and outstanding or held in Purchaser’s treasury, and (iii) 1,941,413 shares of Purchaser Common Stock issuable upon exercise of outstanding stock options.  All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.  None of the issued and outstanding shares of Purchaser Common Stock were issued in violation of the preemptive rights of any Person.  Upon issuance as provided in this Agreement, the shares of Purchaser Common Stock issuable in the Merger will be duly authorized, validly issued, fully paid and nonassessable.  No Person has preemptive rights in respect of the Purchaser Common Stock to be issued in the Merger. The shares of Purchaser Common Stock issuable in the Merger will be registered pursuant to an effective Registration Statement under the Securities Act.

2.3          Authority; No Violation.

(a)           Purchaser has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals set forth in Section 2.4, to consummate the transactions contemplated hereby and to comply with the terms and provisions hereof.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the Merger.  This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery of this Agreement by the Company) is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies,

(ii) general principles of equity and (iii) bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)           Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions of this Agreement, will (either with or without the giving of notice or the passing of time or both) (i) violate any provision of the Articles of Incorporation or Bylaws of Purchaser or (ii) subject to receipt of the required regulatory approvals set forth in Section 2.4, (A) violate any law, rule or regulation applicable to Purchaser or any Purchaser Subsidiary, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, (C) violate or conflict with any of the terms, conditions or provisions of any order, judgment or decree to which Purchaser or any Purchaser Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (D) result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any Purchaser Subsidiary.

(c)           Neither Purchaser nor any Purchaser Subsidiary is a party to, subject to or bound by any agreement, judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Entity or any law which would prevent the execution and delivery of this Agreement by Purchaser, or, subject to receipt of the required regulatory approvals set forth in Section 2.4, the consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Agreement by Purchaser, and no action or proceeding is pending or, to the Knowledge of Purchaser, threatened against Purchaser or any Purchaser Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby, or any action which has been taken by any of the parties to this Agreement in connection herewith or in connection with any of the transactions contemplated hereby is at issue.

2.4          Approvals, Consents and Filings.  Except for (i) the approval (or waiver of approval) of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) the declaration of effectiveness of the Registration Statement and approval of the Proxy Statement/Prospectus by the SEC, (iv) any notice or filing required under the HSR Act, (v) the approval of Purchaser’s additional listing application for the listing of the Purchaser Common Stock to be issued in the Merger on the NYSE and (vi) the filing of the Articles of Merger with the Pennsylvania Department of State, neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby, requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party.

2.5          Financial Statements; Reports; Books and Records.

(a)           Purchaser has previously delivered or made available to the Company true, correct and complete copies of the consolidated balance sheets of Purchaser and the Purchaser Subsidiaries as of December 31, 2003, 2004 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, in each case accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Purchaser for such periods (collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations and the consolidated financial condition of Purchaser and the Purchaser Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein.  The Purchaser Financial Statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements with respect thereto and have been prepared in accordance with accounting principles generally accepted in the United States of America consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto.

(b)           Since December 31, 2004, Purchaser and each Purchaser Subsidiary have timely filed, and subsequent to the date of this Agreement, and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by Purchaser to its shareholders (and copies of all such reports, registrations statements and communications have been furnished or made available by Purchaser to the Company), (ii) the FRB, (iii) the FDIC, (iv) the PDB, and (v) the NYSE and any other self-regulatory organization, and (vi) any applicable state securities or banking authorities (collectively, as used in this Section 2.5(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Purchaser Reports”), and have paid all fees and assessments due and payable in connection with any of the foregoing.  As of their respective dates, the Purchaser Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of Purchaser and the Purchaser Subsidiaries, since December 31, 2004, no Regulatory Agency has initiated any proceeding or, to the Knowledge of Purchaser, investigation into the business or operations of Purchaser or any of the Purchaser Subsidiaries. Purchaser and each Purchaser Subsidiary have resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination.  Neither Purchaser nor any Purchaser Subsidiary has received any written notice from, or is a party to any written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity or any staff thereof (i) asserting that Purchaser or any Purchaser Subsidiary is not in substantial compliance with any statute, regulation or ordinance which such Governmental Entity enforces, or with the internal policies and procedures of such entity, or (ii) directing, restricting or limiting in any manner the operations of Purchaser or any Purchaser Subsidiary, including with respect to such Person’s capital adequacy, its credit policies, its management, or the payment of dividends.

(c)           The books and records of Purchaser and each Purchaser Subsidiary have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

(d)           Since December 31, 2005, there have been no significant changes in the internal controls utilized by Purchaser and the Purchaser Subsidiaries with respect to their financial records (as used in this Section 2.5(d), the “Internal Controls”) or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.  There are no significant deficiencies in the design or operation of the Internal Controls which could adversely affect the ability of Purchaser and the Purchaser Subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls.  Purchaser is not aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing the Purchaser’s consolidated financial statements.

2.6          Absence of Changes.  Since December 31, 2005, there has not been any Material Adverse Change in Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.7          Brokers, Finders and Financial Advisors.  Neither Purchaser nor any Purchaser Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger.

2.8          Information to be Supplied.  The information to be supplied by Purchaser or any Purchaser Subsidiary for inclusion in the Registration Statement and any information filed by Purchaser with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to the Company Shareholders and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading.  The information supplied, or to be supplied, by Purchaser for inclusion in the Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals, be accurate in all material respects.

2.9          Undisclosed Liabilities.  Neither Purchaser nor any Purchaser Subsidiary has any debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by

Purchaser to the Company or (ii) those incurred in the Ordinary Course of Business since December 31, 2005, none of which arises from any breach of contract, tort or violation of law or has had or is reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole.

2.10        Representations and Warranties.  No representation and warranty contained in this Article 2 or in any other written instrument, document or agreement delivered by Purchaser or any Purchaser Subsidiary to the Company or Laurel Savings pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

To induce Purchaser to enter into this Agreement, the Company represents and warrants, except as set forth in the disclosure schedule delivered by the Company to Purchaser on the date of this Agreement (the “Company Disclosure Schedule”), as follows:

3.1          Organization.

(a)           The Company and each Company Subsidiary (other than Laurel Savings) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.  The Company is duly registered as a bank holding company with the FRB.

(b)           Laurel Savings is a Pennsylvania-chartered stock savings bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and engages only in activities (and holds properties only of the types) permitted by the PDB and the FDIC and the rules and regulations promulgated thereby.  Laurel Savings (i) has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such licensing or qualification is necessary, except where the failure to so qualify would not be reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.  Deposit accounts of Laurel Savings are insured by the FDIC to the fullest extent permitted under applicable law and all premiums and assessments required in connection therewith have been paid by Laurel Savings.

(c)           The Company has delivered to Purchaser true, correct and complete copies of the Articles of Incorporation and Bylaws, as amended to the date of this Agreement, of the Company and each Company Subsidiary.

3.2          Capitalization, Subsidiaries and Affiliates.

(a)           The authorized capital stock of the Company consists of 5,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Agreement, there are 1,998,646 shares of Company Common Stock issued and outstanding, 524,670 shares of Company Common Stock held in the Company’s treasury, and 76,309 shares of Company Common Stock issuable upon exercise of outstanding stock options.  No shares of preferred stock are issued and outstanding. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list specifying all outstanding options to purchase Company Common Stock, indicating (w) the holder thereof, (x) the number of shares of Company Common Stock subject thereto, (y) the exercise price, date of grant, vesting schedule and expiration date therefor, and (z) any terms regarding the acceleration of vesting thereof.  The only outstanding options to purchase shares of Company Common Stock are issued pursuant to the Company Option Plans and a true, correct and complete copy of each Company Option Plan has been provided to Purchaser.  All such options to purchase shares of Company Common Stock pursuant to the Company Option Plans remaining outstanding immediately prior to the Effective Time will be exchanged for cash as of the Effective Time as provided in Section 1.8.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.  None of the issued and outstanding shares of Company Common Stock were issued in violation of the preemptive rights of any Person.  Except for outstanding options to purchase shares of Company Common Stock under the Company Option Plans, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company.

(b)           The authorized capital stock of Laurel Savings consists of 5,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.  As of the date of this Agreement, there are 1,000 shares of Laurel Savings common stock issued and outstanding and no shares of Laurel Savings common stock held in Laurel Savings’ treasury and no shares of Laurel Savings preferred stock issued or outstanding.  All of the issued and outstanding shares of Laurel Savings common stock have been duly authorized and validly issued and are fully paid and nonassessable.  None of the issued and outstanding shares of Laurel Savings common stock were issued in violation of the preemptive rights of any Person.  Laurel Savings does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Laurel Savings common stock or any other equity security of Laurel Savings or any securities representing the right to purchase or otherwise receive any shares of Laurel Savings common stock, or any other equity security of Laurel Savings.

(c)           Section 3.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries (other than Laurel Savings), including a description of the capitalization of each such Company Subsidiary, and all investments by the Company or such Company Subsidiary in any corporation, partnership, company, joint venture or other entity, as of the date of this Agreement.  The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each such Company Subsidiary, free and clear of all Liens.  All of the issued and outstanding shares of capital stock or other interests of each such Company Subsidiary are duly authorized and validly issued and are fully paid and nonassessable, and none of such shares or other interests were issued in violation of the preemptive rights of any Person.  No such Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Company Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Company Subsidiary.

(d)           Each director and executive officer of the Company and each Person who, to the Knowledge of the Company, holds more than 10% of the outstanding shares of Company Common Stock is listed at Section 3.2(d) of the Company Disclosure Schedule.

3.3          Authority; No Violation.

(a)           The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory and shareholder approvals set forth in Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company.  The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Shareholders for approval at the Special Meeting and, except for the adoption of this Agreement by the requisite vote of the Company Shareholders, no other corporate proceedings on the part of the Company (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery of this Agreement by Purchaser) is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity and (iii) bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b)           Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company Subsidiaries with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the organizational documents of any Company Subsidiary or (ii) subject to the receipt of the required regulatory and shareholder approvals set forth in Section 3.4, (A) violate any law, rule or regulation applicable to the Company or any Company Subsidiary, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, or (C) result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary.

(c)           Neither the Company nor any Company Subsidiary is a party to, subject to or bound by any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other Governmental Entity, or any Law which would prevent the execution and delivery of this Agreement by the Company, or (subject to the receipt of the required regulatory and shareholder approvals set forth in Section 3.4) the consummation of the transactions contemplated hereby, and no action or proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with the transactions contemplated hereby is at issue.

3.4          Approvals, Consents and Filings.  Except for (i) the approval (or waiver of approval) of the Merger by the FRB and the PDB, (ii) the approval of the Bank Merger by the FDIC and the PDB, (iii) any notice or filing required under the HSR Act, (iv) the approval of the Merger by the Company Shareholders, (v) the filing of the Articles of Merger with the Pennsylvania Department of State and (vi) except as set forth in Section 3.4 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby requires any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

3.5          Financial Statements; Reports; Books and Records.

(a)           The Company has previously delivered to Purchaser true, correct and complete copies of the consolidated statements of condition of the Company and the Company Subsidiaries as of June 30, 2003, 2004 and 2005 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, in each case accompanied by the audit report of S.R. Snodgrass, A.C. or KPMG LLP, as the case may be, the Company’s independent registered public accounting firm, and the interim unaudited financial statements of the Company as of and for the six-month periods ended December 31, 2005 and 2004 (all such financial statements are collectively referred to herein as the “Company Financial Statements”). The Company Financial Statements (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 5.7 will fairly present, in all material respects, the results of the consolidated operations and consolidated financial condition of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth.  The Company Financial Statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 5.7 will comply, in all material respects with applicable accounting requirements with respect thereto, and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 5.7 will be, prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto and except, in the case of unaudited quarterly financial statements, for the absence of notes thereto and normal year-end audit adjustments consistent with past practice.

(b)           Since June 30, 2004, the Company and each Company Subsidiary has timely filed, and subsequent to the date of this Agreement and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by the Company to its shareholders (and copies of all such reports, registrations statements and communications have been furnished or made available by the Company to Purchaser), (ii) the FDIC, (iii) the PDB, (iv) the Nasdaq Stock Market and any other self-regulatory organization, and (v) any applicable state securities, insurance or banking authorities (collectively, as used in this Section 3.5(b), the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Company Reports”), and have paid and will pay, as applicable, all fees and assessments due and payable in connection with any of the foregoing.  As of their respective dates, the Company Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Company Subsidiary is required to file any form, report or other document with the SEC.  The Company has provided to Purchaser true and complete copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.  Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of the Company and the Company Subsidiaries, since June 30, 2004, no Regulatory Agency has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries. The Company and each Company Subsidiary has resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination.

(c)           The books and records of the Company and each Company Subsidiary have been and are being maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

(d)           Since June 30, 2005, there have been no significant changes in the internal controls utilized by the Company and the Company Subsidiaries with respect to their financial records (as used in this Section 3.5(d), the “Internal Controls”) or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.  There are no significant deficiencies in the design or operation of the Internal Controls which could adversely affect the ability of the Company and the Company Subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls.  The Company is not aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing the Company’s consolidated financial statements.

3.6          Undisclosed Liabilities.  Except as set forth in Section 3.6 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by the Company to Purchaser or (ii) those incurred in the Ordinary Course of Business since June 30, 2005, none of which arises from any breach of contract, tort or violation of law or has had or is reasonably likely to have a Material Adverse Effect on Company and the Company Subsidiaries, taken as a whole.

3.7          Tax Matters.

(a)           The Company and each Company Subsidiary have duly filed when due (including applicable extensions granted without penalty) (i) all required federal and state tax returns and reports, and (ii) all required returns and reports of other Governmental Entities having jurisdiction with respect to taxes imposed upon the income, properties, revenues, operations or other assets of the Company or such Company Subsidiary.  Such returns or reports are true, complete and correct in all material respects.  The Company and each Company Subsidiary has paid all taxes and other governmental charges including all applicable interest and penalties set forth in such returns or reports.  To the extent the Company or any Company Subsidiary is liable for the taxes of any other Person under applicable law pursuant to any agreement, such taxes have been paid to the appropriate taxing authority in a timely fashion. There are no pending audits of any such returns or reports, nor is there any continuing liability under any previously audited return or report.  Neither the Company nor any Company Subsidiary (i) has received any request for information related to tax matters by any Governmental Entity or any notice from any Governmental Entity indicating an intent to open an audit or other review or (ii) has been the specific subject of a tax ruling that would have any continuing effect after the consummation of the Merger.  The Company and each Company Subsidiary have disclosed in their federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(b)           There are no Liens on the material assets of the Company or any Company Subsidiary relating to or attributable to any taxes.  Neither the Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any such written return or report.  All federal, state and local taxes and other governmental charges payable by the Company or any Company Subsidiary (whether or not required to be shown on a return) have been paid or have been adequately accrued or reserved for on such entity’s books in accordance with GAAP.  Until the Effective Time, the Company and each Company Subsidiary will continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with GAAP.  Neither the Company nor any Company Subsidiary has received any notice of a tax deficiency or assessment of additional taxes of any kind and, to the Knowledge of the Company, there is no threatened claim against the Company or any Company Subsidiary or any basis for any such claim, for payment of any additional federal, state or local taxes for any period prior to the date of this Agreement in excess of the accruals or reserves with respect to any such claim shown in the most recent audited financial statements provided by the Company to Purchaser.

(c)           Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(d)           Neither the Company nor any Company Subsidiary has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method.  No taxing authority has proposed any such adjustment or change in accounting method with respect to the Company or any Company Subsidiary.  There is no application pending with any taxing authority requesting permission for any changes in accounting method that relate to the business or operations of the Company or any Company Subsidiary.

(e)           Except as set forth in Section 3.7(e) of the Company Disclosure Schedule, neither the Company nor any Company has made or agreed to make any payments that are not deductible under Section 280G of the Code.

(f)            Neither the Company nor any Company Subsidiary has any “excess loss accounts” or “deferred gains” with respect to any “deferred intercompany transactions” within the meaning of the regulations promulgated under Section 1502 of the Code.

(g)           Proper and accurate amounts have been withheld by the Company and each Company Subsidiary from its employees for all periods in full and complete compliance with the tax withholding provisions of applicable federal, state and local tax laws, and proper and accurate federal, state and local tax returns have been filed by the Company and each Company Subsidiary for all periods for which returns were due with respect to withholding, social security and unemployment taxes and the amounts shown thereon to be due and payable have been paid in full.

3.8          Certain Contracts.

(a)           Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all contracts, arrangements and commitments to which either the Company or any Company Subsidiary is a party or by which either the Company or any Company Subsidiary may be bound (i) that is material to the financial condition, results of operations or business of the Company and the Company Subsidiaries, taken as a whole, except contracts with customers entered into in the Ordinary Course of Business, (ii) with respect to the employment or other engagement of any directors, officers, employees or consultants, (iii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Purchaser, the Company, or any of their respective Subsidiaries to any person who is a director, officer or employee of the Company or any Company Subsidiary or the creation or acceleration of any other right or benefit, (iv) between or among the Company, any Company Subsidiary and/or any affiliate thereof, (v) that materially restricts the conduct of any line of business by the Company or any Company Subsidiary, (vi) that is, whether or not entered into in the Ordinary Course of Business, not terminable upon notice of 60 days or less and involves payments to or by the Company or a Company Subsidiary of more than $25,000 in the aggregate in any year, except contracts with customers entered into in the Ordinary Course of Business, (vii) providing for the indemnification by the Company or any Company Subsidiary of any person, or (viii) that provides for deferred compensation. Each contract, arrangement or commitment of the type described in this Section 3.8(a), whether or not set forth in Section 3.8(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.”

(b)           (i) Each Company Contract is valid and binding and in full force and effect and is enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity, (ii) the Company, each Company Subsidiary and, to the Knowledge of the Company, each other party thereto, has in all material respects performed all obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party under any such Company Contract.

3.9          Litigation and Proceedings.  Neither the Company nor any Company Subsidiary is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitration or other proceedings, claims, counterclaims, actions or governmental or regulatory investigations of any nature against the Company or any Company Subsidiary.  There is no injunction, order, judgment, decree, or regulatory restriction (other than those of general applicability to Pennsylvania-chartered savings banks and bank holding companies) imposed upon the Company, any Company Subsidiary, the officers and directors of the Company or any Company Subsidiary or the assets or business of the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary has been advised of, or is aware of, the threat of any such action.

3.10        Tangible Properties.

(a)           Section 3.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned by the Company or any Company Subsidiary.

(b)           Section 3.10(b) of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all leases and other agreements under which each of the

Company and the Company Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (each, a “Lease”).  Each Lease is valid, binding and in full force and effect in all material respects according to its terms and, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received a written notice of, and the Company has no Knowledge of, any default or termination with respect to any Lease. No event has occurred and no condition exists that would constitute a termination event or a material breach by the Company or any Company Subsidiary of, or material default by the Company or any Company Subsidiary in, the performance of any covenant, agreement or condition contained in any Lease, and to the Knowledge of the Company, no counterparty to any Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease.  The Company and the Company Subsidiaries have paid all rents and other charges to the extent due under the Leases.

(c)           Each of the Company and the Company Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) Liens incurred in the Ordinary Course of Business that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of, any material asset.

3.11        Intellectual Property.  Section 3.11 of the Company Disclosure Schedule sets forth all (i) trademarks, trade names, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefor, (iii) trade secrets, (iv) inventions, discoveries, designs, and drawings, (v) computer software, and (vi) patents and patent applications owned, licensed or otherwise used by the Company or any Company Subsidiary (collectively, the “Intellectual Property Rights”).  The Intellectual Property Rights are all those necessary for the conduct of the business of the Company and each Company Subsidiary as presently conducted.  Neither the Company nor any Company Subsidiary has any obligation to compensate any person for the use of any of the Intellectual Property Rights and neither the Company nor any Company Subsidiary has granted to any person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not.  The Intellectual Property Rights will not cease to be rights of the Company or be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby.  No other person (i) has notified the Company that such person claims any ownership of or right to use any Intellectual Property Rights or, (ii) to the Knowledge of the Company, is infringing upon any Intellectual Property Rights.  To the Knowledge of the Company, the Company’s use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any third party anywhere where the business of the Company is currently conducted or is currently proposed to be conducted by the Company.  No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of the Company, threatened against the Company alleging that the Company’s use of the Intellectual Property Rights infringes upon or otherwise violates any rights of a third party.

3.12        Insurance.  Section 3.12 of the Company Disclosure Schedule contains a complete list and description of all policies of insurance and bonds presently maintained by the Company or any Company Subsidiary providing coverage for either of them, their assets, or any of their officers, directors and employees, all of which are in full force and effect, together with a complete list of all pending claims under any such policies or bonds.  All terms, obligations and provisions of each such policy and bond have been complied with in all material respects, all premiums due thereon have been paid and no notice of cancellation with respect thereto has been received by the Company or any Company Subsidiary, as the case may be.  Such policies and bonds provide adequate coverage to insure the properties and business of the Company and the Company Subsidiaries and the activities of their officers, directors and employees against such risks and in such amounts as are prudent and customary.  Neither the Company nor any Company Subsidiary has any liability for retrospective premium adjustments with respect to such policies.  The Company has previously made available to Purchaser a true, correct and complete copy of each such insurance policy and bond.

3.13        Compliance with Applicable Laws.

(a)           The Company and each Company Subsidiary has complied in all material respects with all Laws applicable to it or its assets or to the operation of its business. Neither the Company nor any Company Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not been cured and for which there is any remaining material liability.

(b)           Laurel Savings is an insured depository institution and is “well-capitalized” (as that term is defined by 12 C.F.R. Section 325.103(b)(1), and Laurel Savings’ examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c)           Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company any other Person acting on behalf of the Company or any Company Subsidiary that qualifies as a financial institution under the anti-money laundering restrictions of the United States, including without limitation the federal Bank Secrecy Act and the USA PATRIOT Act of 2001, and the rules, regulations and orders promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the Anti-Money Laundering Laws (“Unlawful Gains”), or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of any nature for Unlawful Gains. The Company and each Company Subsidiary that qualifies as a financial institution under the Anti-Money Laundering Laws has, during the past three years, implemented in all material respects such anti-money laundering mechanisms and kept and filed all reports and other necessary documents as required by, and otherwise complied in all material respects with, the Anti-Money Laundering Laws. Each such financial institution has implemented an anti-money laundering program that meets the requirements of Section 326 and Section 352 of the USA PATRIOT Act and the regulations promulgated thereunder in all material respects.

(d)           The Company and each Company Subsidiary are, and since July 1, 2004, have been, in material compliance with all applicable federal and state privacy laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, and with its information security program required by 12 C.F.R. Part 364.

3.14        Absence of Changes; Operation in the Ordinary Course. Since June 30, 2005 (a) there has not been any Material Adverse Change in the Company and the Company Subsidiaries, taken as a whole, and (b) except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any action which, if it had been taken after the date of this Agreement and prior to the Closing, would require the consent of Purchaser under Section 4.1 of this Agreement.

3.15        Employee Benefit Plans.

(a)           Section 3.15(a) of the Company Disclosure Schedule contains a true and complete list of all Company Benefit Plans. The Company has delivered to Purchaser true and complete copies of (i) each Company Benefit Plan and, if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding document, (ii) the most recent determination letter (or, with respect to a prototype plan, the most recent opinion letter) issued by the Internal Revenue Service with respect to each Company Benefit Plan for which such a letter has been obtained, and, (iii) to the extent applicable to a Company Benefit Plan, annual reports on Form 5500 required to be filed with any Governmental Entity for each Company Plan for the three most recent plan years and all required actuarial reports for the last three plan years of each Company Plan.

(b)           No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate made, or was required to make, contributions to any employee benefit plan subject to Title IV of ERISA or Section 412 of the Code during the six year period ending on the Effective Time.

(c)           No Company Benefit Plan is a multiemployer plan, as defined in Section 3(37) of ERISA.

(d)           Each Company Benefit Plan that utilizes a funding vehicle described in Section 501(c)(9) of the Code or is subject to the provisions of Section 505 of the Code has been the subject of a notification by the Internal Revenue Service that such funding vehicle (i) qualifies for tax-exempt status under Section 501(c)(9) of the Code and (ii) complies with Section 505 of the Code, except for those Company Benefit Plans listed on Section 3.15(d) of the Company Disclosure Schedule which the Internal Revenue Service does not as a matter of policy issue such notification with respect to that particular type of plan. Each such Company Benefit Plan satisfies, where appropriate, the requirements of Sections 501(c)(9) and 505 of the Code.

(e)           There has been no event or circumstance which has resulted in any liability being asserted by any Company Benefit Plan, the Pension Benefit Guaranty Corporation or any other Person or entity under Title IV of ERISA or Section 412 of the Code against the

Company or any ERISA Affiliate and there has not been any event or circumstance which could reasonably be expected to result in such liability.

(f)            Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable law, including, where applicable, Section 406 of ERISA and Section 4975 of the Code.

(g)           Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(h)           Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, no Company Benefit Plan provides welfare benefits, including death or medical benefits, with respect to current or former employees or consultants of the Company or any Company Subsidiary beyond their retirement or other termination of service (other than coverage mandated by applicable law).

(i)            To the Company’s Knowledge and based upon the requirements of Code Section 409A and the guidance issued by the IRS, including Notice 2005-1 and the proposed regulations published on October 4, 2005, each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Code Section 409A(d)(1) has been operated in material compliance with Code Section 409A.

(j)            The Company and the Company Subsidiaries have established and implemented such policies, programs, procedures, contracts and systems as are necessary to bring the Company and the Company Subsidiaries into compliance with HIPAA; Title II, Subtitle F, Sections 261-264, Public Law 104-91; and the Standards for Privacy of Individually Identifiable Health Information, 45 C.F.R. Parts 160-164 as of the effective dates of such laws, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k)           There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan with respect to such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(l)            Except as described in Section 3.15(l) of the Company Disclosure Schedule, (i) no employee of the Company or any Company Subsidiary will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions), (ii) no amount payable, or economic benefit provided, by the Company or any Company Subsidiary (including any acceleration of the time of payment or vesting of any benefit) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) could be considered an “excess parachute payment” under Section 280G of the Code, (iii) no Person is entitled to receive any additional payment from the Company, any Company Subsidiary or any other Person (a “Parachute Gross-Up Payment”) in the event that the excise tax of Section 4999 of the Code is imposed on such Person, and (iv) neither the Company nor any Company Subsidiary has granted to any Person any right to receive any Parachute Gross-Up Payment.

3.16        Employee Matters.

(a)           Section 3.16(a) of the Company Disclosure Schedule contains a list of the names, titles, responsibilities and compensation arrangements of each officer and director of the Company and each Company Subsidiary and of each employee of the Company or any Company Subsidiary whose compensation (including, without limitation, all salary, wages, bonuses and fringe benefits, other than those fringe benefits made available to all employees on a non-discriminatory basis), from Company or such Company Subsidiary for the current fiscal year will exceed $50,000. Except as disclosed on Section 3.16(a) of the Company Disclosure Schedule, neither the Company or any Company Subsidiary has received any notice or has any Knowledge that any officer, director or employee listed on Section 3.16(a) of the Company Disclosure Schedule intends to terminate his or her employment or service to the Company or such Company Subsidiary.

(b)           Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list of each of the following agreements, arrangements and commitments to which the Company or any Company Subsidiary is a party or by which any of them may be bound (true and complete copies of which have been delivered to Purchaser): (i) each employment, consulting, agency or commission agreement not terminable without liability to the Company or any Company Subsidiary upon 60 days or less prior notice to the employee, consultant or agent; (ii) each agreement with any employee of the Company or any Company Subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions); and (iii) each other agreement or Company Benefit Plan any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(c)           Neither the Company nor any Company Subsidiary is a party to or bound by the terms of any collective bargaining agreement. The Company and each Company Subsidiary are in compliance in all material respects with all applicable laws respecting the employment and employment practices, terms and conditions of employment and wage and hours of employees and are not engaged in any unfair labor practice. There is no labor strike or labor disturbance pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, and during the past five years neither the Company nor any Company Subsidiary has experienced a work stoppage.

3.17        Brokers, Finders and Financial Advisors; Fairness Opinion. Except for Company’s engagement of Janney Montgomery Scott LLC (“JMS”) in connection with transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this

Agreement or in connection with any transaction other than the Merger, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger. The engagement letter between Company and JMS is set forth in Section 3.17 of the Company Disclosure Schedule. As of the date hereof, JMS has provided the Company with its oral opinion to the effect that, as of the date of approval of this Agreement by the Board of Directors of the Company, the Merger Consideration is fair, from a financial point of view, to shareholders of the Company.

3.18        Environmental Matters. (a) The Company and each Company Subsidiary is in compliance in all material respects with all Environmental Regulations; (b) to the Knowledge of the Company, there are no Hazardous Materials on, below or above the surface of, or migrating to or from any parcel of real property now or formerly owned or leased by the Company or any Company Subsidiary; (c) to the Knowledge of the Company, Laurel Savings has no outstanding loans secured by real property that is not in compliance in all material respects with Environmental Regulations, upon which there are Hazardous Materials or from or to which Hazardous Materials have migrated or are migrating; and (d) there is no claim, action, suit, proceeding or notice thereof before any governmental entity pending, or to the Knowledge of the Company, threatened, against the Company or any Company Subsidiary or concerning any real property securing loans by Laurel Savings and there is no outstanding judgment, order, writ, injunction, decree, or award against the Company or any Company Subsidiary or any real property securing loans by Laurel Savings relating to the matters described in clauses (a) through (c) above. The Company has provided to Purchaser all environmental assessments or reports with respect to each piece of real property now or formerly owned or leased by the Company or any Company Subsidiary which are in the Company’s possession or control.

3.19        Loans; Allowance for Loan Losses.

(a)           The allowance for loan losses shown on the Company’s consolidated financial statements is (with respect to periods ended on or before December 31, 2005) or will be (with respect to periods ending subsequent to December 31, 2005) adequate in the reasonable opinion of management of the Company in all respects as of the dates thereof and is in compliance with the requirements of GAAP. Section 3.19(a) of the Company Disclosure Schedule lists each loan of Laurel Savings which has been criticized or classified by the Company, Laurel Savings or bank examiners representing any Governmental Entity as “Substandard,” “Doubtful” or “Loss” or as a “Potential Problem Loan.”

(b)           To the Knowledge of the Company, each loan reflected as an asset in the Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent required by applicable agreements to be secured, has been secured by valid liens and security interests on the required collateral which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.20        Information to be Supplied. The information to be supplied by the Company or any Company Subsidiary for inclusion in the Registration Statement and/or any information Company filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Proxy Statement/Prospectus is mailed to shareholders of the Company and up to and including the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by the Company for inclusion in the Regulatory Applications will, at the time such documents are filed with any Governmental Entity and up to and including the date of the attainment of any required regulatory approvals or consents, be accurate in all material respects.

3.21        Related Party Transactions. Except as disclosed in the documents filed by the Company with the SEC, neither the Company nor any Company Subsidiary is a party to any transaction (including any loan or other credit accommodation, but excluding deposits in the Ordinary Course of Business) with any Affiliate of the Company (except a Company Subsidiary). Any such transactions (a) were made in the Ordinary Course of Business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of the Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor Laurel Savings has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Laurel Savings is inappropriate.

3.22        Representations and Warranties. No representation or warranty contained in this Article 3 or in any other written instrument, document or agreement delivered by the Company or any Company Subsidiary to Purchaser or any Purchaser Subsidiary pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein not misleading.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1          Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated by this Agreement or with the prior written consent of Purchaser, the Company and the Company Subsidiaries will carry on their respective businesses in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or consented to in writing by the chief executive officer or chief financial officer of Purchaser, the Company shall not, and shall not permit any Company Subsidiary to:

(a)           amend its Articles of Incorporation, Bylaws or other similar governing documents;

(b)           (i) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any Company Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Company Subsidiary, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares; (iv) pay or declare a cash dividend or make or declare any other type of distribution on Company Common Stock (except that Company may continue to pay the regular quarterly cash dividend in an amount consistent with past practice and not exceeding $0.20 per share, subject to Section 5.11); (v) sell, transfer or otherwise dispose of Company Subsidiary or any interest therein, or (vi) enter into any agreement with respect to any of the foregoing, except, in the case of clause (iii), for the issuance of Company Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements to the extent such rights or options are outstanding and in existence on the date of this Agreement and in only accordance with their present terms;

(c)           acquire or dispose of direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with (i) foreclosures in the Ordinary Course of Business, or (ii) transactions in its fiduciary capacity;

(d)           incur, or permit any Company Subsidiary to incur, any additional debt obligation or other obligation for borrowed money except pursuant to existing Company Contracts in the Ordinary Course of Business of the Company or such Company Subsidiary;

(e)           except as set forth in Section 4.1(e) of the Company Disclosure Schedule, grant any increase in compensation or benefits to any of its employees or officers; pay any bonus; enter into any severance agreements with any of its officers or employees; grant any increase in fees or other increases in compensation or other benefits to any director of the Company or of any Company Subsidiary; or effect any change in retirement benefits for any class of its employees or officers, unless such change is required by applicable law;

(f)            hire a new employee with an annual compensation in excess of $50,000, amend any existing employment contract between it and any person; enter into or amend any indemnification agreement with any person; or enter into any new employment contract with any person that the Company or any Company Subsidiary (or its successors) does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

(g)           except as set forth in Section 4.1(g) of the Company Disclosure Schedule, adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan (except for a termination resulting from Purchaser’s decision not to continue any such plan);

(h)           enter into any new service contracts with an aggregate annual expense in excess of $15,000 or any lease agreements for any real or personal property;

(i)            make any capital expenditure except for purchases, repairs, renewals or replacements in the Ordinary Course of Business in an amount less than $15,000 per individual expenditure and $60,000 in the aggregate;

(j)            other than in the Ordinary Course of Business cancel, release or assign any indebtedness of any person to the Company or any Company Subsidiary, except pursuant to contracts or agreements in force at the date of this Agreement;

(k)           except as set forth in Section 4.1(k) of the Company Disclosure Schedule, other than terminations and renewals in the Ordinary Course of Business, enter into, amend, renew or terminate any Company Contract or enter into any agreement that would have been a Company Contract if it had been in existence on the date of this Agreement;

(l)            settle any claim, action or proceeding involving any liability of the Company or any Company Subsidiary for money damages in excess of $25,000 or agree in connection with any such settlement to material restrictions upon the operations of the Company or any Company Subsidiaries;

(m)          change its method of accounting in effect at June 30, 2005, except as required by changes in GAAP as recommended or approved by the Company’s independent auditors or as required by regulatory accounting principles or regulatory requirements;

(n)           enter into any new activities or lines of business, or cease to conduct any material activities or lines of business that it conducts on the date of this Agreement, or conduct any material business activity not in the Ordinary Course of Business;

(o)           make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except in the Ordinary Course of Business and in individual loan amounts of less than $500,000 or aggregate amounts of less than $1,000,000, as determined under applicable regulatory loan to one borrower requirements;

(p)           enter into, renew or purchase any investments in derivatives contracts; or engage in any forward commitment, futures transaction, financial option transaction, hedging or arbitrage transaction or covered asset trading activities;

(q)           purchase any investment securities or make any deposits other than in the Ordinary Course of Business;

(r)            grant or commit to grant any new extension of credit to any officer, director or holder of 2% or more of the outstanding Company Common Stock, or to any corporation, partnership, trust or other entity controlled by any such person, if such extension of credit, together with all other credits then outstanding to the same borrower and all affiliated persons of such borrower, would exceed 2% of the capital of Laurel Savings or amend the terms of any such credit outstanding on the date of this Agreement; or grant or commit to grant any new extension of credit to any employee at below market interest rates;

(s)           except for terminations and renewals in the Ordinary Course of Business, terminate, amend or renew any Lease, or enter into a lease of real property, relocate, open or close any office, or file an application pertaining to such action with any government entity;

(t)            settle or compromise any material tax liability or agree to an extension of the statute of limitations with respect to the assessment or determination of any taxes;

(u)           take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Sections 6.2 and 6.3 not being satisfied (except as may be required by applicable Law);

(v)           take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Regulatory Approval;

(w)          take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(x)            authorize or agree in writing or otherwise to take any of the foregoing actions.

4.2          Covenants of Purchaser. Except as expressly contemplated by this Agreement or consented to in writing by the Company, Purchaser shall not, and shall not permit any Purchaser Subsidiary to, (a) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Sections 6.1 and 6.3 not being satisfied (except as may be required by applicable Law), (b) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Regulatory Approval, (c) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code or (d) agree to do any of the foregoing.

ARTICLE 5

ADDITIONAL COVENANTS

5.1          Regulatory Approvals. Purchaser, with the assistance and cooperation of the Company, will prepare and file within 60 days after the date of this Agreement all necessary documentation to effect all applications, notices, petitions and filings with the appropriate Governmental Entities (collectively, the “Regulatory Applications”) and to obtain as promptly as practicable all Regulatory Approvals and will take such other action as may be necessary to consummate the transactions contemplated in this Agreement; provided, however, that nothing in this Section 5.1 will be construed to obligate Purchaser to take any action to meet any condition required to obtain prior Regulatory Approval if any such condition materially differs from conditions customarily imposed by such Governmental Entities in orders approving acquisitions of the type contemplated by this Agreement, constitutes a significant impediment upon Purchaser’s ability to carry on its business or acquisition programs (as determined by Purchaser in its reasonable discretion) or requires Purchaser to increase FCB’s capital ratios to amounts materially in excess of the FDIC’s minimum capital ratio guidelines which may be in effect from time to time. The Company will cooperate with Purchaser to prepare and file the Regulatory Applications and obtain all necessary Regulatory Approvals and will promptly furnish Purchaser with all information about or pertaining to the Company and the Company Subsidiaries as is reasonably deemed by Purchaser to be necessary or appropriate for such filings. The Company and Purchaser will have the right to review in advance, and will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Purchaser, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.

5.2          Registration Statement.  As promptly as reasonably practicable following the date of this Agreement, but in any event within 60 days after the date of this Agreement, Purchaser, in cooperation with the Company, will prepare and file with the SEC a registration statement on Form S-4 with respect to the shares of Purchaser Common Stock to be issued in the Merger (the “Registration Statement”). The Registration Statement will contain a proxy statement/prospectus (the “Proxy Statement/Prospectus”) which will serve as the proxy statement of the Company for the Special Meeting and as the prospectus of Purchaser for the shares of Purchaser Common Stock to be issued in the Merger. The Company will furnish Purchaser with all information about or pertaining to the Company and the Company Subsidiaries as is reasonably deemed by Purchaser to be necessary or appropriate for the preparation of the Registration Statement and the Proxy Statement/Prospectus, including, without limitation, any information necessary to comply with provisions of the PBCL relating to dissenters’ rights. The Parties will cooperate in considering and responding to any questions or comments from the SEC staff regarding the information contained in the Registration Statement. Purchaser will use commercially reasonable efforts to cause the Registration Statement to be declared effective at the earliest practicable date, and Purchaser will advise the Company, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.3          Shareholders’ Meeting. The Company will call a special meeting of the Company Shareholders (the “Special Meeting”) to be held as soon as practicable following the date the Registration Statement becomes effective for purposes of voting upon the adoption of this Agreement and the approval of the transactions contemplated hereby. The Company will use commercially reasonable efforts to solicit and obtain the votes of the Company Shareholders in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and, subject to Section 5.4, the Board of Directors of the Company will recommend that the Company Shareholders vote in favor of the Merger. In connection with the Special Meeting,

Purchaser and the Company will cooperate in the preparation of the Proxy Statement/Prospectus and, with the approval of each of Purchaser and the Company, which approvals will not be unreasonably withheld, the Proxy Statement/Prospectus will be mailed to the Company Shareholders.

5.4          Acquisition Proposals. From the date of this Agreement until the Closing or the termination hereof, the Company will not, nor will the Company authorize or permit any officers, directors, employees, representatives or other agents of the Company or any Company Subsidiary to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any Company Subsidiary or afford access to the properties, books or records of the Company or any Company Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in this Agreement will prevent Company or the Board of Directors of the Company at any time prior to the consummation of the Merger from:

(a)           furnishing nonpublic information to, or affording access to the properties, books or records of the Company or any Company Subsidiary to, or entering into negotiations with, any Person in connection with an unsolicited Acquisition Proposal by such Person, if (I) the Company’s Board of Directors determines in good faith that such action is necessary to comply with their fiduciary duties to the Company Shareholders under applicable law; (II) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, the Company’s Board of Directors receives from such Person an executed confidentiality agreement with customary terms and (III) the Company’s Board of Directors concludes in the exercise of its fiduciary duties that the Acquisition Proposal is a Superior Proposal;

(b)           taking and disclosing to the Company Shareholders any position, and making any related filings with the SEC, as required by Rules 14e-2 and 14d-9 under the Exchange Act, with respect to any Alternative Transaction that is a tender offer; provided, that the Company’s Board of Directors will not recommend that the Company Shareholders tender their shares of Company Common Stock in connection with any such tender offer unless the Board has determined in good faith that such action is necessary to comply with its fiduciary duties under applicable law; or

(c)           if an unsolicited Acquisition Proposal is received as described in clause (a) above, (i) informing the Company Shareholders that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger (a “Subsequent Determination”), (ii) approving or recommending an Alternative Transaction based on that unsolicited Acquisition Proposal or (iii) entering into an Acquisition Agreement with respect to such an Alternative Transaction, in each case, if (I) the Company’s Board of Directors determines in good faith that such action is necessary to comply with its fiduciary duties under applicable law and (II) Company’s Board of Directors concludes in good faith that the Acquisition Proposal is a Superior Proposal.

The Company will promptly notify Purchaser after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary or for access to the properties, books or records of the Company or any Company Subsidiary by any Person that has made an Acquisition Proposal and will keep Purchaser fully informed of the status and details of any such Acquisition Proposal, indication or request. Such written notice will specify the material terms and conditions of the Acquisition Proposal and identify the Person making the Acquisition Proposal. For a period of three business days following such notice, the Company will not take any action with respect to the Acquisition Proposal and will provide an opportunity for Purchaser to propose such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of the Company to proceed with the transactions contemplated herein on such adjusted terms; provided, however, that any such proposed adjustments will be at the discretion of the parties hereto at the time.

5.5          Employees and Employee Benefits.

(a)           Upon consummation of the Merger and the Bank Merger, all employees of the Company and Laurel Savings will be deemed to be at-will employees of Purchaser and FCB, respectively, subject only to those written employment agreements which have been disclosed on the Company Disclosure Schedule. At the discretion of Purchaser, subject to the requirements of the Code and except as expressly set forth in this Section 5.5, from and after the Effective Time, all Company Benefit Plans will continue to be maintained separately, will be consolidated with similar plans of the Purchaser or FCB, as appropriate, or will be frozen or terminated, subject, in each case, to the terms of such Plans. To the extent the Company Benefit Plans are not continued after the Effective Time, Employees of the Company and Laurel Savings who continue as employees of Purchaser and FCB (“Continuing Employees”) will be entitled to participate, commencing at the Effective Time, on an equitable basis in the same benefit plans, programs or policies as are generally available to employees of Purchaser or FCB, as the case may be, of similar rank and status. For purposes of eligibility, vesting, accrual of benefits (but not for benefit accrual purposes under any qualified or nonqualified defined benefit type plan maintained by Purchaser) and determination of the level of benefits under any employee benefit plans, arrangements or policies (including, without limitation, severance, vacation, sick and other leave policies) maintained by Purchaser or FCB, Continuing Employees will be credited with prior years of service with the Company and Laurel Savings (and their respective predecessors, if applicable). Purchaser and FCB will give service credit to Continuing Employees and their dependents with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under the employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) of Purchaser or FCB, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable employee welfare benefit plans of the Company or Company Subsidiaries and will waive pre-existing condition limitations to the same extent waived under the corresponding plans of the Company or Company Subsidiaries. Nothing contained in this Agreement will obligate Purchaser to provide severance or other benefits that are based on years of service with duplicative benefits for the same years of service.

(b)           No Continuing Employee will be subject to any waiting period under any welfare benefit plan of Purchaser or FCB, as applicable, to the extent that such period is longer than the period, if any, to which such Continuing Employee was subject under the applicable welfare benefit plan of the Company or any Company Subsidiary. Continuing

Employees will not be subject to any waiting period under a welfare benefit plan of Purchaser or FCB if the applicable waiting period under the corresponding Company or Laurel Savings plan had been satisfied as of the Effective Time. To the extent that the initial period of coverage for Continuing Employees under any plan of Purchaser or FCB that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is not a full twelve (12) month period of coverage, Continuing Employees will be given full credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding welfare plan of the Company or any Company Subsidiary during the balance of such twelve (12) month period of coverage. Nothing contained herein will obligate Purchaser or FCB to provide or cause to be provided any duplicative benefits.

(c)           Purchaser agrees to honor, and, where applicable will cause FCB to honor, the severance, employment, change in control and deferred compensation agreements, Group Term Carve-Out Plans and Trustee Split Dollar Agreements set forth in Section 5.5(c) of the Company Disclosure Schedule, except as otherwise provided in Section 5.5(f) below and in the agreements referred to in Section 5.5(g) below. Purchaser acknowledges that the consummation of the Merger shall constitute a “Change in Control” of the Company for all purposes under such agreements and plans.

(d)           Any employee of the Company or any of its Subsidiaries whose employment is actually terminated by Purchaser or any Purchaser Subsidiary within one year after the Effective Time other than for “cause” (as defined below) at or following the Effective Time, other than the employees entitled to severance or other termination benefits pursuant to existing employment agreements or change in control severance agreements or the agreements referred to in Section 5.5(g) below, shall receive, upon termination of employment, a severance payment from Purchaser or its Subsidiaries as determined in accordance with Sections C and D of the general severance policy covering the employees of Purchaser and the Purchaser Subsidiaries as in effect on the date of this Agreement (notwithstanding any amendment, expiration or termination of such policy after the date of this Agreement) and as attached as Section 5.5(d) of the Company Disclosure Schedule, except as otherwise set forth in Section 5.5(d) in the Company Disclosure Schedule. For purposes of this Section 5.5(d), “cause” shall mean termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses).

(e)           With respect to each Company Benefit Plan subject to Section 409A of the Code, the Company agrees to amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Code (or to cause such plan, in whole or in part, to avoid the application of Section 409A of the Code by preserving the terms of such plan, and the law in effect, for benefits earned and vested as of December 31, 2004) prior to the earlier of the Effective Time or the deadline imposed by the IRS. Such amendments shall be provided to Purchaser and its counsel at least ten days prior to their proposed adoption by the Company or Laurel Savings and shall be subject to the prior approval of Purchaser, which shall not be unreasonably withheld.

(f)            The Company shall terminate each of its supplemental retirement agreements, trustee deferred compensation agreements and deferred compensation plan within 30 days preceding the Effective Time, and have the payments described below be made immediately prior to the Effective Time. Prior to the termination of the above agreements and plan, the Company agrees to amend each of its supplemental retirement agreements and trustee deferred compensation agreements to provide that upon termination of such agreement in connection with the Merger, each participant shall receive a lump sum cash payment representing the present value of his or her change in control benefits under such agreement, with the present value to be calculated using a discount rate equal to the applicable federal rate determined under Section 1274(d) of the Code as published by the IRS for the month in which the Effective Time occurs. The Company also agrees to amend its deferred compensation plan to provide that upon termination of such plan in connection with the Merger, each participant shall receive a lump sum cash payment representing his vested account balance in such plan.

(g)           Concurrently with the execution of this Agreement, (i) the Company, Laurel Savings and Purchaser shall enter into a Termination and Release Agreement with each of Edwin R. Maus and John A. Howard, Jr. substantially in the form set forth in Section 5.5(g)(i) of the Company Disclosure Schedule and (ii) Purchaser shall enter into a Noncompetition Agreement with each of Edwin R. Maus and John A. Howard, Jr. substantially in the form set forth in Section 5.5(g)(ii) of the Company Disclosure Schedule.

(h)           Section 5.5(h) of the Company Disclosure Schedule sets forth the accrued but unpaid sick time for each employee of the Company and each Company Subsidiary as of December 31, 2005. Immediately prior to the Effective Time, the Company or such Company Subsidiary will pay to each such employee the amount of his or her accrued sick time as of December 31, 2005 that remains unused as of the Effective Time. Employees of the Company or any Company Subsidiary will be entitled to carry over to Purchaser or FCB (i) any accrued but unused vacation time as of the Effective Time and (ii) sick leave accrued in 2006 and unused as of the Effective Time, in each case, subject to the terms and conditions of the vacation and sick leave policies of Purchaser and FCB.

5.6          Access. Upon notice of at least 48 hours, Purchaser and the Company will each afford the other and their representatives reasonable access, during normal business hours throughout the period up to the Effective Time, to all of the properties, books and records of Purchaser or the Company, as the case may be; provided, that such representatives will execute a confidentiality agreement in such form as the party providing access may require to prohibit the use or disclosure of any information concerning the party and its subsidiaries without the prior consent of such party. Neither Purchaser, the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information, violate the terms of any confidentiality agreement or contravene any law, rule or regulation applicable to the institution in possession or control of such information. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

5.7          Subsequent Interim and Annual Financial Statements. The Company will deliver to Purchaser its financial statements for each fiscal period as soon as they are available,

and in any event at least five days prior to filing the financial statements with the SEC. The Purchaser shall maintain the confidentiality of all such information, to the extent not previously disclosed publicly by the Company, until such information has been filed with the SEC.

5.8          NYSE. Purchaser will use its reasonable best efforts to have the shares of Purchaser Common Stock to be issued in the Merger approved for listing on the NYSE prior to the Effective Time.

5.9          Accruals and Reserves. At the request of Purchaser, the Company will establish such additional accruals and reserves as may be necessary to conform Company’s accounting and credit loss reserve practices and methods to those of Purchaser; provided, however, that Company will not be required to take such action prior to the receipt of all Regulatory Approvals as contemplated by Section 5.1; provided further, however, that no such additional accruals and reserves will be required to be made more than two business days prior to the Closing Date and unless Purchaser agrees in writing that all conditions to Closing set forth in Article 6 have been satisfied or waived (other than those conditions relating to delivery of documents on the Closing Date). No such additional accruals or reserves made by the Company pursuant to this Section 5.9 will constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy has occurred. The recording of any such adjustments will not be deemed to imply any misstatement of previously furnished financial statements or information and will not be construed as concurrence of the Company or its management with any such adjustments.

5.10        Affiliate Agreements. The Company will cause each person listed on Section 3.2(d) of the Company Disclosure Schedule to execute and deliver to Purchaser on or before the mailing of the Proxy Statement/Prospectus an agreement in substantially the form attached as Exhibit C restricting the disposition of the shares of Purchaser Common Stock to be received by such person in exchange for such person’s shares of Company Common Stock in accordance with Rule 145 under the Securities Act.

5.11        Coordination of Dividends. After the date of this Agreement, Purchaser and the Company will coordinate with each other the declaration of any dividends in respect of shares of Purchaser Common Stock and Company Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties hereto that the holders of Company Common Stock will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Purchaser Common Stock any holder of Company Common Stock receives in the Merger.

5.12        Section 16 Matters. Prior to the Effective Time, Purchaser and the Company will use their respective reasonable best efforts to cause any dispositions of the Company equity securities (including derivative securities with respect to the Company equity securities) or acquisitions of Purchaser equity securities (including derivative securities with respect to Purchaser equity securities) resulting from the transactions contemplated by this Agreement by each officer or director of Purchaser or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Purchaser or the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

5.13        Company Directors.

(a)           Each member of the Company’s Board of Directors as of the Effective Time will be appointed to the Pittsburgh Regional Advisory Board of FCB (the “Advisory Board”) for a period of three years following the Effective Time and will be entitled to receive a fee of $1,000 for each meeting of the Advisory Board that he or she attends.

(b)           Each person who is a member of the Company’s Board of Directors as of the Effective Time (and who is not an employee or officer of the Company) will be available during normal business hours to provide such advisory services as Purchaser may reasonably request with respect to the integration of the operations of Laurel Savings with and into those of FCB and the operations of FCB in the Pittsburgh region generally, and in return for those services, each such former director will be entitled to receive from Purchaser a fee of $1,650 per month (except for the former Chairman of the Company’s Board of Directors, who will receive $2,050 per month) for each of the 36 months after the Effective Time.

5.14        Authorization and Execution of Bank Merger Agreement. As soon as reasonably practicable after the date of this Agreement, (a) Purchaser shall (i) cause the Board of Directors of FCB to approve the Bank Merger Agreement, (ii) cause FCB to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of FCB, and (b) the Company shall (i) cause the Board of Directors of Laurel Savings to approve the Bank Merger Agreement, (ii) cause Laurel Savings to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of Laurel Savings. The Bank Merger Agreement shall contain terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement and to comply with the provisions of Chapter 16 of the Pennsylvania Banking Code of 1965.

5.15        Reasonable Efforts to Close. Subject to the terms and conditions of this Agreement, Purchaser and the Company agree to use commercially reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby at the earliest practicable date following the execution of this Agreement, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transaction contemplated by this Agreement.

5.16        Indemnification. From and after the Effective Time, Purchaser shall indemnify and hold harmless each present and former director, officer and employee of the Company and Laurel Savings determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the fullest extent to which such Indemnified Parties were entitled under Pennsylvania law, the Articles of Incorporation and Bylaws of the Company and Laurel Savings as in effect on the date hereof.

Any Indemnified Party wishing to claim indemnification under this Section 5.16, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser, but the failure to so notify shall not relieve Purchaser of any liability it may have to such Indemnified Party if such failure does not materially prejudice Purchaser. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser shall have the right to assume the defense thereof and Purchaser shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Purchaser and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Purchaser, and Purchaser shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Purchaser shall not be liable for any settlement effected without its prior written consent, which consent shall not be withheld unreasonably.

In the event that Purchaser or any of its respective successors or assigns transfers all or substantially all of its properties and assets to any person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 5.16.

5.17        Insurance. Purchaser shall maintain a directors’ and officers’ liability insurance policy covering the Indemnified Parties’ Costs in connection with any Claims for a period of at least three (3) years after the Effective Time at annual premiums no greater than 150% of the annual premium of the directors’ and officers’ liability insurance maintained by the Company and Laurel Savings as of the date hereof. With the prior written consent of Purchaser, which consent shall not unreasonably withheld, such insurance policy may be acquired by the Company or Laurel Savings prior to the Effective Time.

ARTICLE 6

CONDITIONS TO CLOSING

6.1          Conditions to the Obligations of the Company. Unless waived in writing by the Company, all of the obligations of the Company under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Purchaser contained in Section 2, if qualified by a reference to materiality, will be true, and if not so qualified, will be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this

Agreement or some other date shall be true and correct as of such date); provided, that this condition shall be deemed satisfied unless the facts or circumstances causing such representations and warranties to be incorrect or incomplete, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on Purchaser and the Purchaser Subsidiaries, taken as a whole;

(b)           Performance of Agreements and Covenants. Purchaser will have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c)           Documents. In addition to the other deliveries of Purchaser described elsewhere in this Agreement, Company will have received the following documents and instruments:

(i)            a certificate signed by the Secretary or an assistant secretary of Purchaser dated as of the Closing Date certifying that:

(A)          Purchaser’s Board of Directors has duly adopted resolutions (copies of which will be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B)           each person executing this Agreement or any other document in connection with the Merger on behalf of Purchaser was, at the time of such execution, an officer of Purchaser holding the office or offices specified therein, with full power and authority to execute this Agreement or such other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(C)           the charter documents of Purchaser attached to such certificate remain in full force and effect.

(ii)           a certificate signed by a duly authorized officer of Purchaser stating that the conditions set forth in Section 6.1(a), (b) and (d) of this Agreement have been fulfilled; and

(d)           Tax Opinion. The Company will have received an opinion of counsel to the Company, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company’s counsel may require and will be entitled to rely upon representations and covenants, including those contained in certificates of officers of Purchaser, the Company and others, reasonably satisfactory in form and substance to such counsel.

6.2          Conditions to the Obligations of Purchaser.  Unless waived in writing by Purchaser, all of the obligations of Purchaser under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of the Company contained in Section 3, if qualified by a reference to materiality, will be true, and if not so qualified, will be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, that this condition shall be deemed satisfied unless the facts or circumstances causing such representations and warranties to be incorrect or incomplete, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole;

(b)           Performance of Agreements and Covenants. The Company will have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

(c)           Documents. In addition to the documents described elsewhere in this Agreement, Purchaser will have received the following documents and instruments:

(i)            a certificate signed by the Secretary or an assistant secretary of the Company dated as of the Closing Date certifying that:

(A)          the Company’s Board of Directors and the Company Shareholders have duly adopted resolutions (copies of which will be attached to such certificate) approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

(B)           each person executing this Agreement or any other document in connection with the Merger on behalf of the Company was, at the time of such execution, an officer of the Company holding the office or offices specified therein, with full power and authority to execute this Agreement or such other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

(C)           the charter documents of the Company attached to such certificate remain in full force and effect; and

(ii)           a certificate signed by a duly authorized officer of the Company stating that the conditions set forth in Sections 6.2(a), (b), (d) and (e) of this Agreement have been satisfied;

(d)           Tax Opinion. Purchaser will have received an opinion of counsel to Purchaser, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Purchaser’s counsel may require and will be entitled to rely upon representations and covenants, including those contained in certificates of officers of Purchaser, the Company and others, reasonably satisfactory in form and substance to such counsel;

(e)           Accruals and Reserves. The Company will have established any accruals and reserves described in Section 5.9;

(f)            Director and Officer Resignations. Company will have procured and delivered to Purchaser the written resignations of each of the directors and executive officers of the Company and the Company Subsidiaries in form and substance reasonably acceptable to Purchaser (none of which resignations will prejudice or limit any rights such persons would otherwise have under any contract or benefit plan of the Company or any Company Subsidiary); and

(g)           Dissenters Rights. The aggregate number of shares of Company Common Stock that are entitled to vote at the Special Meeting and are Dissenting Shares shall not exceed ten percent (10%) of the total number of issued and outstanding shares of Company Common Stock held of record as of the record date for the Special Meeting and entitled to vote on the Merger at such meeting.

6.3          Conditions to Obligations of All Parties.  The obligation of each party to effect the transactions contemplated hereby will be subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a)           No Pending or Threatened Claims. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency (i) in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and (ii) which Purchaser or the Company determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger;

(b)           Regulatory Approvals. The Parties hereto will have received all applicable regulatory approvals for the consummation of the transactions contemplated herein and all waiting periods incidental to such approvals or notices given will have expired;

(c)           Effective Registration Statement. The Registration Statement will have become effective and no stop order or other order suspending the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other Governmental Entity;

(d)           Shareholder Vote. The Company Shareholders will have approved of the transactions contemplated hereby by the applicable requisite vote; and

(e)           NYSE Listing. The shares of Purchaser Common Stock that will be issued to the shareholders of the Company upon consummation of the Merger will have been authorized for listing on the NYSE, subject to official notice of issuance.

ARTICLE 7

TERMINATION

7.1          Termination.  This Agreement may be terminated at any time prior to the Closing, as follows:

(a)           By mutual consent in writing of the Parties;

(b)           By Purchaser or Company:

(i)            In the event the Closing has not occurred by January 31, 2007, unless the failure of the Closing to occur is due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that, if Purchaser shall have filed all Regulatory Applications within 60 days of the date of this Agreement, and if the Closing does not occur solely because of a delay in the approval of any such application, then Purchaser may, by written notice to the Company, extend the date referenced in the first sentence of this Section 7.1(b) to March 31, 2007;

(ii)           Upon denial of any Regulatory Approval necessary for the consummation of the Merger or the Bank Merger (or should such approval be conditioned upon a substantial deviation from the transactions contemplated); provided, however, that either Purchaser or the Company may, upon written notice to the other, extend the date set forth in Section 7.1(b)(i) for up to 60 days to appeal such denial or condition(s), provided that such appeal has been made within ten business days of the receipt thereof; provided, further, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial shall be due to the failure of that party to perform or observe the covenants and agreements of such party set forth herein; or

(iii)          If the Company Shareholders do not approve this Agreement and the Merger at the Special Meeting or any adjournment thereof.

(c)           By Purchaser:

(i)            if the Company’s Board of Directors (a) fails to include in the Proxy Statement its recommendation without modification or qualification that the Company Shareholders approve this Agreement and the Merger, (b) approves or recommends or enters into any agreement with respect to any other Acquisition Proposal, (c) withdraws, modifies or qualifies its recommendation of this Agreement or the Merger in a manner adverse to the interests of Purchaser, (d) fails to call and convene the Special Meeting in accordance with Section 5.3, or (e) resolves to do any of the foregoing; or

(ii)           if the Company has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of Purchaser set forth in Section 6.2, Purchaser has notified the Company of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach.

(d)           By the Company:

(i)            if Purchaser has breached any representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of the Company set forth in Section 6.1, the Company has notified Purchaser of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach; or

(ii)           if, after it has received a Superior Proposal in compliance with Section 5.4 and otherwise complied with all of its obligations under Section 5.4, the Company’s Board of Directors determines in good faith to terminate this Agreement, after concluding that such action is necessary to comply with its fiduciary duties to the Company Shareholders under applicable law.

7.2          Effect of Termination. In the event that this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement, other than the provisions of Section 7.3, will terminate without further liability of any party to another; provided, however, that a termination under Section 7.1(b), (c) or (d) hereof will not relieve any party of any liability for a willful breach of this Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.

7.3          Termination Fee.

(a)           Upon Termination. If (i) Purchaser terminates this Agreement pursuant to clause (i) of Section 7.1(c) or (ii) the Company terminates this Agreement pursuant to clause (ii) of Section 7.1(d), then, in either case, the Company will pay to Purchaser, within five business days of such termination, a fee, in cash, in an amount equal to 4% of the product of the number of shares of outstanding Company Common Stock as of the date of termination times the Per Share Cash Consideration (the “Termination Fee”).

(b)           Upon Subsequent Transaction. If (i) this Agreement is terminated by either party pursuant to clause (iii) of Section 7.1(b), (ii) an Acquisition Proposal (other than by Purchaser) is pending at the time of the Special Meeting and (iii) with 12 months after the date of the Special Meeting, the Company consummates an Alternative Transaction, then Company will pay to Purchaser on demand an amount in cash equal to the Termination Fee; provided that no such amount will be payable to the extent that the Termination Fee was paid under Section 7.3(a).

ARTICLE 8

MISCELLANEOUS

8.1          Survival.  The representations, warranties, covenants and agreements made in this Agreement or in any instrument, agreement, certificate or other document delivered pursuant to this Agreement will not survive the Closing or any termination of this Agreement except that (i) the provisions of Sections 1.9, 1.10, 5.5, 5.13, 5.16 and 5.17 will survive the Closing, (ii)

Section 7.2 and Section 7.3 will survive any termination of this Agreement and (iii) the provisions of this Article 8 will survive the Closing and any termination of this Agreement

8.2          Notices.  All notices and other communications required or permitted hereunder will be in writing and will be sent by facsimile, hand delivery or reputable overnight courier. The facsimile numbers and addresses of the parties set forth below will be used for the delivery of notices unless and until a party changes its facsimile number or address for such purposes by notice to the other parties. Each such notice or other communication will be effective (i) if given by facsimile, when transmission of the facsimile is confirmed by the sender’s facsimile machine, (ii) if given by reputable overnight courier, one business day after being delivered to the courier or (iii) if given by any other means, when actually received.

If to the Company:	Laurel Capital Group, Inc.
2427 Harts Run Road
Allison Park, Pennsylvania 15101
Fax: (412) 487-1259
Attn: Edwin R. Maus

With a copy to:	Elias Matz Tiernan & Herrick L.L.P.
734 15th Street, N.W.
12th Floor
Washington, D.C. 20005
Fax: (202)347-2172
Attn: Philip Ross Bevan

If to Purchaser:	First Commonwealth Financial Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701
Fax: (724) 464-1112
Attn: John J. Dolan

With a copy to:	Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
Fax: (303) 298-0940
Attn: Matthew C. Tomb

or to such other address as any party hereto may hereafter designate to the other parties in writing.

8.3          Jurisdiction; Venue. Each of the parties hereto (i) agrees that any legal action or proceeding with respect to any dispute that arises out of this Agreement or any of the transactions contemplated hereby will be brought in the state or federal courts of appropriate subject matter jurisdiction in Pittsburgh, Pennsylvania and (ii) hereby submits itself to the exclusive personal jurisdiction of such courts. Each party waives any objection to venue in any such court.

8.4          Amendments and Supplements. At any time prior to the Closing Date, this Agreement may be amended or supplemented by a written instrument signed by Purchaser and Company; provided that, after the adoption of this Agreement by the Company Shareholders, without the affirmative vote of the holders of shares of Company Common Stock representing a majority of the votes that may be cast by the holders of all then outstanding shares of Company Common Stock, Company will not enter into any amendment to this Agreement that would alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of shares of Company Common Stock

8.5          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice of law or conflict of laws rule or provision that would cause the application of the domestic substantive laws of any other jurisdiction.

8.6          Entire Agreement, Assignability, Etc. This Agreement (i) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the transactions and matters contemplated hereby, (ii) is not intended to confer any right or remedies upon any Person other than the parties hereto, the Company Shareholders and other than with respect to the covenants and agreements set forth in Sections 5.5, 5.16 and 5.17, and (iii) will not be assignable by either party without the prior written consent of the other party.

8.7          Exclusivity of Representations. The Company has not and will not be deemed to have made to Purchaser any representation or warranty other than as expressly made by the Company in Article 3. Purchaser has not and will not be deemed to have made to the Company any representation or warranty other than as expressly made by Purchaser in Article 2.

8.8          Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original but all of which together will constitute but one and the same instrument. The signatures of the parties on this Agreement may be delivered by facsimile and any such facsimile signature will be deemed an original.

8.9          Publicity. Promptly following the execution of this Agreement, Company and Purchaser will issue a joint press release announcing the transactions contemplated hereby, which will be reasonably acceptable to the Company and Purchaser. Following that release and prior to the consummation of the Merger, except as required by law or any listing agreement with a securities exchange or Nasdaq Stock Market, neither the Company nor Purchaser nor any Subsidiary of the Company or Purchaser will, with respect to the transactions contemplated hereby, issue any press release or make any public statements or mail any communications or letters to their respective shareholders generally, except with the prior approval of the other party or as otherwise permitted by this Agreement. With respect to any communication believed to be required by law or any listing agreement with a securities exchange, the party making such communication agrees to use its best efforts to provide a copy of the text of such communication to the other party prior to its release and to afford the other party a reasonable opportunity to comment thereon.

8.10        Headings; Terms. The section headings contained in this Agreement are for convenience only and will not affect in any way the meaning or interpretation of this Agreement. Defined terms will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine or neuter, as the identity of the Person may require. The singular or plural includes the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than a limiting sense. The word “day” means a calendar day, unless a business day is specified. All references to “Sections” are to sections of this Agreement unless indicated otherwise.

8.11        Severability. The invalidity or unenforceability of any term or provision of this Agreement will not affect the validity or enforceability of the remaining terms and provisions hereof.

8.12        Waivers. No waiver by either party of any default, misrepresentation or breach of warranty or covenant hereunder will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence, and no waiver will be effective unless set forth in writing and signed by the party against whom such waiver is asserted.

8.13        Payment of Expenses. Whether or not the transactions contemplated by this Agreement are consummated, Purchaser and the Company will each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

8.14        Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement.

8.15        Remedies Cumulative. All remedies provided in this Agreement, by law, equity or otherwise, will be cumulative and not alternative.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement as of the date first written above.

First Commonwealth Financial Corporation

By:	/s/ Joseph E. O’Dell
Name:	Joseph E. O’Dell
Title:	President and Chief Executive Officer

Laurel Capital Group, Inc.

By:	/s/ Edwin R. Maus
Name:	Edwin R. Maus
Title:	President and Chief Executive Officer

Exhibit A

Definitions

“Acquisition Proposal” means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any Person, other than Purchaser or a Purchaser Subsidiary, would directly or indirectly engage in an Alternative Transaction.

“Advisory Board” is defined in Section 5.13.

“Affiliate” means, as to a designated Person, another Person that controls, is controlled by or is under common control with the designated Person, and “control” means the power, directly or indirectly, by stock ownership, contract, family relationship, employment, position or otherwise, to significantly influence the business decisions of another Person.

“Aggregate Cash Consideration” shall equal (x) the product of $28.25 multiplied by 30% of the number of shares of Company Common Stock outstanding as of the date of this Agreement, calculated on a Fully Diluted Basis (as defined below), then (y) reduced by the aggregate amount of cash paid or to be paid by the Company for the cancellation of Company Options pursuant to Section 1.8 of this Agreement. For purposes of this calculation, “Fully Diluted Basis” shall mean all outstanding shares of Company Common Stock, excluding shares of Company Common Stock held in treasury, and including shares of Company Common Stock that would be issued upon the exercise of all Company Options outstanding as of the date of this Agreement.

“Agreement” is defined in the first paragraph.

“Alternative Transaction” means a transaction or series of transactions in which any Person, other than Purchaser or a Purchaser Subsidiary, merges or consolidates with or into the Company or Laurel Savings, acquires substantially all of the assets of the Company or Laurel Savings, or acquires beneficial ownership (determined pursuant to Rule 13d-3 of the Exchange Act) of at least a majority of the total voting power of the Company or Laurel Savings.

“Anti-Money Laundering Laws” is defined in Section 3.13(c).

“Average Closing Price” means the average closing price of the Purchaser Common Stock on the NYSE for the ten trading days ending with the trading day immediately prior to the later of (i) the date on which Purchaser receives written notice from a Regulatory Agency that the final Regulatory Approval has been obtained without the imposition of any condition of the type described in Section 5.1 or (ii) the date all statutory waiting periods relating to any Regulatory Approval have expired, provided, that if Purchaser enters into a definitive agreement with a third party providing for the acquisition by such third party of (x) substantially all of the assets of Purchaser or (y) at least a majority of the outstanding shares of Purchaser Common Stock, then the Average Closing Price will be calculated using the average closing price of the Purchaser Common Stock on the NYSE for the ten trading days ending with the last trading day preceding the date on which such acquisition is first publicly announced.

“Bank Merger” is defined in the Recitals.

“Bank Merger Agreement” is defined in the Recitals.

“BHCA” is defined in Section 2.1.

“Book-Entry Shares” is defined in Section 1.9(d).

“Cash Election Shares” is defined in Section 1.9(c).

“Claims” is defined in Section 5.16(a).

“Closing Date” is defined in Section 1.12.

“Closing” is defined in Section 1.12.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph.

“Company Benefit Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to at any time since June 30, 2001 by the Company or any ERISA Affiliate of the Company , for the benefit of any employee, director or former employee or director of the Company or any ERISA Affiliate including any such type of plan established, maintained or contributed to under the laws of any foreign country.

“Company Common Stock” is defined in the Recitals.

“Company Contract” is defined in Section 3.8(a).

“Company Disclosure Schedule” is defined in the introductory paragraph of Article 3.

“Company Reports” is defined in Section 3.5(b).

“Company Option” is defined in Section 1.8.

“Company Option Plan” means, individually and collectively, the Employee Stock Compensation Program, the 1993 Key Employee Stock Compensation Program, the 1993 Directors’ Stock Option Plan, the 1996 Stock Option Plan and the 2000 Stock Option Plan.

“Company Shareholders” means the holders of Company Common Stock.

“Company Subsidiary” means any direct or indirect subsidiary of the Company, whether consolidated or unconsolidated.

“Continuing Employees” is defined in Section 5.5(a).

“Costs” is defined in Section 5.16(a).

“Dissenting Shares” is defined in Section 1.11.

“Dissenting Shareholder” is defined in Section 1.11.

“Effective Time” is defined in Section 1.2.

“Election Deadline” is defined in Section 1.9(d).

“Election Form” is defined in Section 1.9(b).

“Election Form Record Date” is defined in Section 1.9(b).

“Environmental Regulations” means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all governmental entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment.

“ERISA Affiliate” means, with respect to any entity, any entity that is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the first entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 1.9(a).

“Exchange Ratio” means the ratio calculated by dividing (x) the Per Share Cash Consideration by (y) the Average Closing Price and rounding the resulting number to three decimal places.

“FCB” is defined in the Recitals.

“FDIC” is defined in Section 2.1(b).

“FRB” is defined in Section 2.1(a).

“GAAP” is defined in Section 2.5(a).

“Governmental Entity” means (i) any federal, state, local, municipal or foreign government, (ii) any governmental, quasi-governmental authority or body exercising or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority, including, without limitation, the Regulatory Agencies listed in Sections 2.5(b) and 3.5(b).

“Hazardous Materials” means any substance the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” is defined in Section 5.16(a).

“Intellectual Property Rights” is defined in Section 3.11.

“Internal Controls” is defined in Sections 2.5(d) and 3.5(d).

“JMS” is defined in Section 3.16.

“Knowledge” means, with respect to any Person, the actual knowledge of such Person (or in the case of an entity, such Person’s executive officers) after a reasonable inquiry.

“Laurel Savings” is defined in the Recitals.

“Law” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Leases” is defined in Section 3.11(b).

“Lien” means any security interest, mortgage, pledge, hypothecation, charge, claim, option, right to acquire, adverse interest, assignment, deposit arrangement, encumbrance, restriction, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

“Mailing Date” is defined in Section 1.9(b).

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, (i) materially adverse to the business, financial condition or results of operations of such Person, other than a change, effect, event, occurrence or state of facts resulting from (u) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (v) any change in GAAP or regulatory accounting principles, in each case which affects banks, savings banks or their holding companies generally, (x) changes in general economic conditions or interest rates affecting savings banks and banks generally, (y) expenses incurred in connection with the transactions contemplated hereby or (z) the effects of any action or omission taken pursuant to this Agreement or with the prior consent of the other party or (ii) which materially impairs the ability of such Person to consummate the transactions contemplated hereby.

“Merger” is defined in the Recitals.

“No-Election Shares” is defined in Section 1.9(c).

“NYSE” means the New York Stock Exchange.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of such person’s business operations, consistent in nature and amount with past practices.

“PBCL” is defined in Section 1.1.

“PDB” is defined in Section 2.1(b).

“Per Share Cash Consideration” is defined in Section 1.3(a)(i).

“Person” means an individual and any corporation, partnership, trust, limited liability company, association, governmental authority or other entity.

“Proxy Statement/Prospectus” is defined in Section 5.2.

“Purchaser Common Stock” is defined in the Recitals.

“Purchaser” is defined in the first paragraph.

“Purchaser Reports” is defined in Section 2.5(a).

“Purchaser Subsidiary” means any direct or indirect subsidiary of Purchaser, whether consolidated or unconsolidated.

“Registration Statement” is defined in Section 5.2.

“Regulatory Agencies” is defined in Sections 2.5(b) and 3.5(b).

“Regulatory Applications” is defined in Section 5.1.

“Regulatory Approval” means all approvals required from any Governmental Entity for the consummation of the transactions contemplated by this Agreement, including, without limitation, the approvals of the FRB, FDIC and PDB described in Sections 2.5 and 3.5.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” is defined in Section 5.3.

“Stock Election Shares” has the meaning given to such term in Section 1.9(c).

“Subsequent Determination” is defined in Section 5.4(c).

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, to be reasonably likely to result in a transaction that is more favorable to the Company Shareholders from a financial point of view than the transactions contemplated by this Agreement taking into account any delay and uncertainty in receipt of the consideration in the transaction.

“Surviving Corporation” is defined in the Recitals.

“Termination Fee” is defined in Section 7.3(a).

“Unlawful Gains” is defined in Section 3.14(c).